Exhibit 99.2

Attention Business Editors: /R E V I S I N G and U P D A T I N G — Rogers Wireless Announces Agreement to Purchase Microcell Telecommunications for C$35 Per Share/

In c1299 sent yesterday at 8:07e the ninth and fourteenth paragraphs have been updated. Revised copy follows: Microcell Board Recommends Shareholders Tender to Rogers Wireless Offer

     TORONTO AND MONTREAL, Sept. 20 /CNW/ — Rogers Wireless Communications Inc. (“Rogers Wireless”), Rogers Communications Inc. (“RCI”) and Microcell Telecommunications Inc. (“Microcell”) jointly announced today that Rogers Wireless and Microcell have entered into an agreement under which Rogers Wireless will make an all cash bid for Microcell securities totaling approximately C$1.4B. Rogers Wireless has agreed to purchase Microcell’s Class A Restricted Voting shares and Class B Non-Voting shares for C$35.00 per share. As well, Rogers Wireless will offer to purchase the 2005 warrants for C$15.79 and 2008 warrants for C$15.01. Subject to regulatory approvals and Microcell shareholder acceptance, this transaction is expected to close before the end of the year.

     The combined businesses will operate Canada’s only nationwide GSM/GPRS/EDGE wireless network and will serve over 5.1 million voice and data customers. This transaction also creates a company of measurably increased scale allowing for significant opportunities for operating and capital spending efficiencies.

     The members of the Board of Directors of Microcell have agreed that the Rogers Wireless offer is fair to the shareholders of Microcell and in the best interests of their company. The Board of Directors of Microcell has agreed to recommend to its shareholders to support the Rogers Wireless offer. The Board of Directors received opinions from its financial advisors, JP Morgan Securities Inc. and Rothschild that the Rogers Wireless offer is fair, from a financial point of view, to the shareholders of Microcell.

     “This transaction will position Rogers to better compete against incumbent telco wireless operators in Canada,” said Ted Rogers, President and CEO of RCI. “It also ensures a healthy, competitive marketplace and all of the associated benefits for wireless customers across Canada.”

     “The combination of Rogers Wireless and Microcell will offer our customers the strength of our common network, operating on the world standard GSM technology, and continued leadership in delivering innovative wireless solutions,” said Nadir Mohamed, President and CEO, Rogers Wireless. “The combination will make Rogers Wireless the largest wireless operator in Canada with over 5.1 million voice and data customers across the country and with pro forma network revenues of approximately $3.0 billion.”

     Microcell’s President and CEO, André Tremblay stated “We believe that this transaction constitutes an attractive opportunity for our customers and our shareholders alike. It allows for the continuation of the Fido brand in the marketplace, ensures our customers will continue to receive excellent service and offers them the benefit, upon closing, of significantly enhanced wireless coverage across Canada.”

     Rogers Wireless intends to finance the purchase through cash on hand, drawdown of its C$700 million bank credit facility and through bridge loan of up to C$900 million from RCI. RCI will fund the bridge loan through cash on hand and drawdown of credit facilities at its other subsidiaries.

     The Rogers Wireless offer is subject to receipt of certain regulatory approvals and other customary conditions, including a requirement that two-thirds of the shares must be tendered. Under certain circumstances, a fee of $45 million is payable by Microcell to Rogers Wireless, including if a superior proposal is recommended by the Board of Directors of Microcell.

     Documents relating to the Rogers Wireless offer are expected to be sent to Microcell’s securityholders within ten business days. Investors and securityholders are urged to read the tender offer statement from Rogers Wireless and the solicitation/recommendation statement from Microcell regarding the proposed tender offer referenced in the foregoing information, when they become available, because they will contain important information. The tender offer statement and the solicitation/recommendation statement will be filed in Canada on SEDAR and in the U.S. with the U.S. Securities and Exchange Commission on the Commission’s website. Investors and security holders may obtain a free copy of the tender offer statement or the solicitation/recommendation statement (when they are available) and other documents filed by Rogers Wireless or Microcell on the SEDAR website at www.sedar.com and on the Commission’s website at www.sec.gov. The tender offer statement, the solicitation/recommendation statement and these other documents may also be obtained for free from Rogers Wireless by directing a request to investor.relations@rci.rogers.com or from Microcell by directing a request to investor.relations@microcell.ca, as applicable.

     TD Securities Inc. is acting as financial advisor to Rogers Wireless on this transaction. J.P. Morgan Securities Inc. and Rothschild are acting as financial advisors to Microcell on this transaction.

     About the Companies:

     Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through Canada’s largest cable television provider Rogers Cable Inc.; wireless voice and data communications services through Canada’s leading national GSM/GPRS/EDGE cellular provider Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

     Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada’s largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has over 3.9 million voice and data customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is currently 55% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.

     Microcell Telecommunications Inc. (TSX: MT.A and MT.B) is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high- speed data communications products and services to approximately 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

     Cautionary Statement Regarding Forward Looking Information:

     This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Reminder to holders of Microcell Class A Restricted Voting Shares and Class B Non-Voting Shares

     Microcell reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company’s transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

     Fido is a registered trademark of Microcell Solutions Inc.

/For further information:
Rogers: Investment Community: Bruce M. Mann,
(416) 935-3532, bruce.mann@rci.rogers.com;
Eric Wright, (416) 935-3550, eric.wright@rci.rogers.com;
Media:
Jan L. Innes, (416) 935-3525, jan.innes@rci.rogers.com;
Heather Armstrong, (416) 935-6379, heather.armstrong@rci.rogers.com;
Microcell:
Investment Community:
Thane Fotopoulos, (514) 937-0102, ext. 8317, thane.fotopoulos@microcell.ca;
Media:
Claire Fiset, (514) 937-0102, ext. 7824, claire.fiset@microcell.ca;
Karen Berkhout, (604) 783-0701, karen.berkhout@microcell.ca;
(RCI.A. RCI.B. RG RCM.B. RCN MT.A. MT.B.)